Strategic Partners Mutual Funds, Inc.
Semi-annual period ending April 30, 2009
File Number 811-08085

SUB ITEM 77C
Submission of Matters to a Vote of Security Holders

A joint meeting of shareholders of Dryden Money Market Fund
(Dryden), a series of Strategic Partners Mutual Funds, Inc., and
MoneyMart Assets, Inc. (MoneyMart) was held on November 25, 2008 to consider the following proposal:

-	Proposal to approve a plan of reorganization on behalf of
Dryden and MoneyMart that provides for the acquisition of all of the assets of Dryden in exchange for shares of MoneyMart, the distribution of such shares to the shareholders of Dryden, and the liquidation and dissolution of Dryden.

The shareholders voted to approve the Proposal as follows:

For/Percentage       Against/Percentage        Abstain/Percentage
 of Shares               of Shares                 of Shares
 ---------               ---------                 ---------
22,493,412.19           1,480,269.68              2,547,479.37